Exhibit 99.1

Ctrip Announces Additional Investment by The Priceline Group

Shanghai, China, May 26, 2015 .  Ctrip.com International, Ltd. (NASDAQ: CTRP) (“Ctrip”) today announced that The Priceline Group Inc. (NASDAQ: PCLN) will invest an additional $250 million in Ctrip. The investment will be made via a convertible bond and Ctrip has granted permission to The Priceline Group to increase its ownership in Ctrip through the acquisition of Ctrip’s American depositary shares in the open market so that, when combined with the shares issuable upon conversion of the new bond and the $500 million convertible bond issued to The Priceline Group in August 2014, The Priceline Group may hold up to 15% of Ctrip’s outstanding shares.

This investment follows a commercial relationship established between the two companies in 2012, which was expanded in August 2014 along with the $500 million investment by The Priceline Group.  Immediately following issuance of the new $250 million bond and assuming conversion of the two bonds, The Priceline Group will own securities representing approximately 10.5% of Ctrip’s outstanding shares.

The two companies will continue their existing commercial partnership, whereby accommodations inventory is cross-promoted between the brands.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com